

March 20, 2013

<u>Via E-mail</u>
William R. Brooks
Chief Financial Officer
Speedway Motorsports, Inc.
5555 Concord Parkway South
Concord, NC 28027

> **Re:** **Speedway Motorsports, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 8, 2013**
> **File No. 333-187151**

Dear Mr. Brooks:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Incorporation by Reference, page i</u>

1. We note that you are incorporating by reference a Definitive Proxy Statement on Schedule 14A that has yet to be filed. Please confirm that you intend to file your Definitive Proxy Statement and fill in filing the date in this section in an amendment prior to requesting acceleration of the effective date of your registration statement.

<u>Signatures, page II-4</u>

2. Please revise the second half of the signature page on page II-10 to include the signature of the principal financial officer and either the controller or principal accounting officer of Nevada Speedway, LLC.

Exhibit 5.2

3. Please explain why counsel states in the first full paragraph on page 2 of the opinion that it is not expressing an opinion on the applicability of, compliance with or effect of the Nevada One Action rule set forth in NRS 40.430.

4. Please revise the first sentence of the second full paragraph on page 2 of the opinion as it is inappropriate to assume material facts underlying the opinion or any readily ascertainable facts.

5. Please have counsel revise the first full paragraph on page 3 of the opinion to remove following phrase: "The opinions set forth in paragraph (c) are based upon a review of only those laws and regulations (not otherwise excluded in this letter) that, in our experience, are generally recognized as applicable to transactions of the type contemplated in the Indenture and the Guarantee." The above referenced phrase is an inappropriate opinion qualification. Counsel must provide a legal opinion based upon all applicable Nevada laws.

Exhibit 5.4

6. Please remove the language in the first full paragraph on page 2 of the opinion stating that counsel has "assumed compliance by TMS with the terms of the Opinion Documents" as this appears to be an inappropriate assumption of material facts.

7. Please revise the first part of assumption (e) on page 2 of the opinion which states that "all persons executing Opinion Documents have full power (corporate or otherwise), authority, capacity and legal right to execute, enter into, deliver and perform the obligations of such person(s) under the Opinion Documents to which they are a party" to carve out persons acting on behalf of TMS.

8. Please remove assumption (f) on page 2 of the opinion as it is an inappropriate assumption of a legal conclusion underlying the opinion being given.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: via e-mail
        R. Douglas Harmon, Esq.